Exhibit 99.1

PRESS RELEASE

For immediate release

NuRAN Wireless Announces Nasdaq Listing and West African US$ 5M Project Kickoff for State-Owned Mobile Operator

NuRAN’s shares begin trading on The Nasdaq Capital Market as the Company starts a new three-year rural mobile network project in West Africa.

Quebec, QC, Canada, August 17th, 2026 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (NASDAQ: NUR) (FSE: 1RN), a pioneering rural connectivity company and one of Africa’s fastest-growing Network-as-a-Service (“NaaS”) operators, is pleased to announce the commencement of trading of its common shares on The Nasdaq Capital Market under the symbol “NUR”, together with the kickoff of a new three-year rural mobile network infrastructure project for a state-owned mobile network operator in West Africa.

NuRAN funds, builds, manages and owns rural mobile network sites in rural areas. All of these sites run on solar power. Mobile phone companies hire NuRAN to reach small towns and villages that are hard and costly to serve.

The Nasdaq listing puts NuRAN in front of more U.S. investors. The new West Africa project puts more NuRAN towers in the ground. Both happened on the same day.

Key Points

●	NuRAN common shares now trade on The Nasdaq Capital Market under the symbol “NUR”, in addition to the CSE and Frankfurt.

●	NuRAN has kicked off a new three-year rural mobile network US$ 5M project in West Africa.

●	The customer is a state-owned mobile network operator.

●	The project is planned to include more than 200 rural sites using 2G and 4G service.

●	NuRAN has more than 5,000 sites under contract across eight countries with Orange and MTN, two of Africa’s largest mobile network operators.

●	NuRAN has installed its first 2G/4G towers in Ivory Coast and Benin and has started a 3G/4G rollout in Cameroon.

Why This Matters

About 850 million people in Africa are still offline or without mobile internet.

Rural coverage is hard to build. The land is tough. Power is often scarce. Costs are high. Many mobile operators cannot make the numbers work on their own.

That is where NuRAN comes in. NuRAN uses a Network-as-a-Service model. In plain words: the mobile phone company does not pay to build the whole network itself. NuRAN builds it, runs it, and keeps it working. The mobile company pays for the service over time.

The West Africa kickoff shows this model at work with a government-owned operator. The Company views the site count and the three-year term as the meaningful part of this award, and as a possible step toward further work in the region. That is a belief and a plan, not a promise.

PRESS RELEASE

What Happens Next

●	NuRAN plans to build out the West Africa sites over the next three years as part of its strategic growth plan.

●	NuRAN plans to keep installing towers in Cameroon, Democratic Republic of The Congo, Ivory Coast, Benin, Madagascar and Ghana.

●	NuRAN plans to continue its 3G/4G rollout across its various operations to support the growing demand on data consumption.

These plans are forward-looking. Timing, scale, and cost can change. Please read the caution below.

Market Opportunity Summary

Africa represents one of the world’s largest connectivity opportunities, with approximately 850 million people still offline or unconnected to mobile internet. NuRAN addresses this gap through low-cost, solar-powered rural mobile infrastructure that helps mobile network operators reach communities beyond the limits of conventional deployment.

NuRAN is uniquely positioned to help transform rural communities by enabling their inhabitants to become more connected, productive and economically active participants in their national economies. Our role extends beyond providing mobile connectivity and expanding the coverage footprint of mobile network operators. Each NuRAN site represents a long-term infrastructure asset located at the heart of a rural community—creating a platform from which additional technologies, digital services and economic opportunities can be introduced.

Connectivity remains our foundation. By connecting people, we broaden their access to information, markets, education, financial services and opportunities beyond the boundaries of their communities. But our ambition goes further: to evolve from being primarily a rural telecommunications infrastructure provider into a technology enabler for rural communities.

An important part of this evolution is the introduction of AI at the network edge and RAN AI. By bringing computing and intelligence closer to the communities we serve, NuRAN sites can evolve from passive connectivity infrastructure into intelligent edge platforms. Artificial Intelligence (“AI”) helps optimise network performance, energy consumption and operational efficiency, while edge computing can enable locally delivered applications and services without requiring all data and processing to traverse expensive or capacity-constrained backhaul networks.

Over time, this distributed infrastructure will also support community-focused AI and digital applications in areas such as agriculture, education, healthcare, financial inclusion, environmental monitoring and government services. The combination of connectivity, local computing and AI creates the foundation for services specifically adapted to the needs and realities of rural communities.

Our physical presence within these communities gives NuRAN a unique understanding of their needs and challenges. This allows us to develop and deploy locally relevant solutions that build upon infrastructure already in place.

In this way, a NuRAN site becomes more than a telecommunications site: it becomes an intelligent platform for connectivity, computing, AI and economic development—helping rural communities participate more fully in the digital and national economy.

PRESS RELEASE

Management Commentary

“Africa represents one of the most important connectivity opportunities in the world, with hundreds of millions of people still offline or without reliable mobile internet access,” said Francis Létourneau, Director and Chief Executive Officer of NuRAN. “For NuRAN, this is the market we were built to serve. Our low-cost, solar-powered rural infrastructure model is designed to help mobile network operators extend essential connectivity into communities where traditional deployment economics have not worked.”

Mr. Létourneau added: “The start of Nasdaq trading gives us a platform to introduce U.S. investors to the size of Africa’s rural connectivity gap and to our track record in addressing it. With more than 5,000 sites under contract across eight countries with Orange and MTN, and a new three-year project now underway in West Africa, we are focused on execution.”

About NuRAN Wireless:

NuRAN Wireless Inc. (NASDAQ: NUR) (CSE: NUR) (FSE: 1RN) is a rural telecommunications infrastructure company. It delivers 2G, 3G, and 4G wireless connectivity to remote and underserved communities.

Through its scalable Network-as-a-Service model, NuRAN builds, deploys, operates, and maintains rural mobile network infrastructure for mobile network operators seeking to expand coverage outside urban markets.

NuRAN combines telecommunications engineering, low-power wireless technology, renewable-energy-enabled infrastructure, site selection, and field operations to address the economic and technical challenges of rural mobile coverage.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation and applicable United States securities laws, including the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended, to the extent applicable.

Forward-looking statements are often, but not always, identified by words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will”, “may”, “would”, “could”, “should”, “continues”, “targets”, “potential”, and similar expressions.

PRESS RELEASE

Forward-looking statements in this news release include, without limitation, statements regarding: the commencement and continuation of trading of the Company’s common shares on The Nasdaq Capital Market; the expected benefits of the Nasdaq listing, including enhanced visibility among U.S. investors and access to U.S. capital markets; the Company’s three-year rural mobile network infrastructure project in West Africa, including the anticipated deployment schedule, number of sites, technology mix, contract value, and commercial or operational benefits; the potential for additional work in the region; the deployment of towers in Ivory Coast and the rollout of 3G technology in Cameroon; and the Company’s Network-as-a-Service business model, technology platform, and growth strategy.

These forward-looking statements are based on the beliefs, expectations, and opinions of management as of the date of this news release and are subject to known and unknown risks, uncertainties, assumptions, and other factors that may cause actual results, performance, achievements, or developments to differ materially from those expressed or implied. Such risks include, without limitation: execution and field deployment risk; risks that the new project may not be deployed on the expected timeline, at the expected scale, or on the expected commercial terms; financing availability and working capital risk; capital markets conditions and investor demand; regulatory, political, security, currency, permitting, and energy risks across multiple African jurisdictions; supply chain and logistics risk; the risk that mobile network operator partners, public-sector stakeholders, suppliers, lenders, or other counterparties may not perform as expected; competition; technology performance and network uptime; risks related to maintaining compliance with Nasdaq listing requirements; and general economic, market, industry, and business conditions.

Although the Company believes the assumptions underlying the forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements, which are inherently uncertain. Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission and in its filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release are expressly qualified in their entirety by this cautionary statement. The Company does not undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws.